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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SIMON WORLDWIDE, INC.
(Name of Subject Company (Issuer))

OVERSEAS TOYS, L.P.
(Name of Filing Person (Offeror))

MULTI-ACCOUNTS, LLC
OA3, LLC
RONALD W. BURKLE
(Names of Filing Persons (Other Persons))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

828815100
(CUSIP Number of Class of Securities)

Robert P. Bermingham
The Yucaipa Companies
9130 West Sunset Boulevard
Los Angeles, California 90069
(310) 228-2894
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1): $3,437,403	Amount of Filing Fee(2): $245.09

(1)
Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based on the product of (i) $0.27 (i.e., the tender offer price per share) and (ii) 12,731,123, which is the estimated difference between 50,671,879 shares of common stock, par value $0.01 per share, of Simon Worldwide, Inc. (the "Shares") outstanding or issuable pursuant to stock options as of August 13, 2010, and 37,940,756 Shares already beneficially owned by Overseas Toys, L.P.

(2)
The amount of the filing fee calculated in accordance with the Exchange Act, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable	Filing Party:	Not applicable
Form or registration no.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this "Schedule TO") relates to the offer by Overseas Toys, L.P. ("Overseas Toys"), a Delaware limited partnership, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Simon Worldwide, Inc. ("Simon") not owned by Overseas Toys, at a purchase price of $0.27 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as, and incorporated by reference to, Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the "Offer").

        The information set forth in the Offer to Purchase, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including without limitation, all information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Items 1 through 9, and Item 11.

        The information in the Offer to Purchase, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Item 10.    Financial Statements.

(a)
Not material.

(b)
Not material.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from BNY Mellon Shareowner Services to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement to be published on November 1, 2010.
(a)(1)(H)
Letter to Board of Directors of Simon Worldwide, Inc., dated October 13, 2010 (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed by Overseas Toys, Multi-Accounts, LLC, OA3, LLC and Ronald W. Burkle on October 14, 2010).
(a)(1)(I)
Letter to Board of Directors of Simon Worldwide, Inc., dated October 22, 2010 (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed by Overseas Toys, Multi-Accounts, LLC, OA3, LLC and Ronald W. Burkle on October 25, 2010).

Exhibit No.	Description
(c)	Materials presented by Capstone Advisory Group, LLC to the special committee of the board of directors of Simon Worldwide, Inc. on October, 22, 2010.
(d)(1)
Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Overseas Toys and Simon (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Simon on June 12, 2008).
(d)(2)
Registration Rights Agreement, dated as of November 10, 1999, between Simon and Overseas Toys (incorporated by reference to Exhibit 10.16 to Simon's annual report on Form 10-K for the year ended December 31, 1999 filed by Simon on March 28, 2000).
(e)	None.
(f)	None.
(g)	None.
(h)	None.

Item 13.    Information Required By Schedule 13e-3.

  Item 13.    Financial Statements.

  (a)
  Financial Information Required by Item 1010(a) of Regulation M-A:

  (1)
  The audited consolidated financial statements of Simon as of and for the fiscal years ended December 31, 2009 and 2008 are incorporated herein by reference to Item 8 to Simon's annual report on Form 10-K for the year ended December 31, 2009.

  (2)
  The unaudited consolidated financial statements of Simon for the quarter ended June 30, 2010 and 2009 are incorporated herein by reference to Item 1 Part 1 of Simon's quarterly report on Form 10-Q for the quarter ended June 30, 2010.

  (3)
  Incorporated herein by reference to the financial information set forth in the Offer to Purchase under "The Tender Offer—Section 7—Certain Information Concerning Simon."

  (4)
  Incorporated herein by reference to the financial information set forth in the Offer to Purchase under "The Tender Offer—Section 7—Certain Information Concerning Simon."

  (b)
  Financial Information Required by Item 1010(b) of Regulation M-A:

    Pro forma financial information for Simon is not material to the Offer.

  (c)
  Financial Information Required by Item 1010(c) of Regulation M-A:

    Incorporated herein by reference to the financial information set forth in the Offer to Purchase under "The Tender Offer—Section 7—Certain Information Concerning Simon."

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHEDULE TO AND SCHEDULE 13E-3

OVERSEAS TOYS, L.P.
By:	Multi-Accounts, LLC
Its:	General Partner
By:	OA3, LLC
Its:	Managing Member
By:	/s/ RONALD W. BURKLE
Its:	Managing Member
MULTI-ACCOUNTS, LLC
By:	OA3, LLC
Its:	Managing Member
By:	/s/ RONALD W. BURKLE
Its:	Managing Member
OA3, LLC
By:	/s/ RONALD W. BURKLE
Its:	Managing Member
/s/ RONALD W. BURKLE Ronald W. Burkle

Date: November 1, 2010

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from BNY Mellon Shareowner Services to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement to be published on November 1, 2010.
(a)(1)(H)
Letter to Board of Directors of Simon Worldwide, Inc., dated October 13, 2010 (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed by Overseas Toys, Multi-Accounts, LLC, OA3, LLC and Ronald W. Burkle on October 14, 2010).
(a)(1)(I)
Letter to Board of Directors of Simon Worldwide, Inc., dated October 22, 2010 (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed by Overseas Toys, Multi-Accounts, LLC, OA3, LLC and Ronald W. Burkle on October 25, 2010).
(c)	Materials presented by Capstone Advisory Group, LLC to the special committee of the board of directors of Simon Worldwide, Inc. on October, 22, 2010.
(d)(1)
Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Overseas Toys and Simon (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Simon on June 12, 2008).
(d)(2)
Registration Rights Agreement, dated as of November 10, 1999, between Simon and Overseas Toys (incorporated by reference to Exhibit 10.16 to Simon's annual report on Form 10-K for the year ended December 31, 1999 filed by Simon on March 28, 2000).

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  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required By Schedule 13e-3.
SIGNATURES
EXHIBIT INDEX